CURRICULUM VITAE LAST THREE YEARS

NAME: JOHN KELLER   COLLEGE KINGSBOROUGH COMMUNITY COLLEGE

TITLE   ASSISTANT PROFESSOR   DEPARTMENT ENGLISH

EXPERIENCE
A. Teaching

Institution	Dates	Rank	Department
Kingsborough Community College	9/2022 - present	Assistant Professor	English
Kingsborough Community College	9/2014 - 8/2022	Lecturer	English